2009

FIRST QUARTER REPORT

Interim consolidated financial statements

December 31, 2008

These unaudited consolidated financial statements have not been reviewed by the Company’s auditor.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31, 2008	September 30, 2008
	(unaudited)	(audited)

ASSETS

Current
Cash and cash equivalents	$8,437,857	$12,666,749
Accounts receivable	1,037,555	662,665
Marketable securities (note 3)	25,839	29,660
Prepaid expenses and deposits	139,193	167,078
Restricted deposits	1,138,878	985,707
	10,779,322	14,511,859

Property and Equipment (note 5)	829,841	882,919
Mineral properties (note 4)	40,901,014	38,319,555

	$52,510,177	$53,714,333

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,945,645	$1,886,729
Asset retirement obligations	63,679	55,115
	2,009,324	1,941,844

Asset retirement obligations	109,087	90,392

Shareholders' Equity
Share capital (note 7)	108,370,841	108,370,841
Contributed surplus (note 7)	9,129,568	9,031,777
Deficit	(67,108,643)	(65,720,521)
	50,391,766	51,682,097

	$52,510,177	$53,714,333

Nature of operations and going concern (note 1)
Subsequent events (note 12)

On behalf of the Board:

/s/ “Michael Hopley”	/s/ “Dorian L. Nicol”
Michael Hopley, Director	Dorian L. Nicol, Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)
(unaudited)

	For the Three Months Ended
	December 31
	2008	2007
	$	$
MINERAL PROPERTY EXPENSE
Mineral property costs written-off	-	344,317
Property investigations	78,521	67,838
Accretion on asset retirement obligation	1,465	3,018
	79,986	415,173
EXPENSES
Employee salaries and fees to directors and contractors	765,234	449,870
Stock-based compensation (note 8)	69,270	308,590
Public, government and investor relations	210,308	283,027
Audit, legal and other professional fees	155,107	192,878
Administration	182,268	175,786
Travel	167,693	161,846
Regulatory fees	3,899	5,007
	1,553,779	1,577,004

OTHER ITEMS
Interest income	(53,653)	(330,927)
Impairment loss on marketable securities	3,821	-
Recovery of office relocation costs	-	(146,773)
Foreign exchange (gain) loss	(195,811)	57,247
	(245,643)	(420,453)
NET LOSS	(1,388,122)	(1,571,724)
Deficit, beginning of period	(65,720,521)	(50,428,637)
Deficit, end of period	(67,292,245)	(52,000,361)
Basic and diluted loss per share	(0.01)	(0.01)
Weighted average number of outstanding shares	122,697,859	122,201,446

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars)
(unaudited)

		For the Three Months Ended
		December 31
		2008		2007
	$		$
Net loss for the period		(1,388,122)		(1,571,724)
Other comprehensive income:
Unrealized losses on available-for-sale investments		-		(104,481)
Comprehensive loss for the period		(1,388,122)		(1,676,205)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

		For the Three Months Ended
		December 31
		2008		2007
	$		$
CASH FLOWS TO OPERATING ACTIVITIES
Net loss		(1,388,122)		(1,571,724)
Items not affecting cash:
Mineral property costs written-off		-		344,317
Stock-based compensation expense		69,270		308,590
Impairment loss on marketable securities		3,821		-
Amortization		21,620		23,591
Accretion on asset retirement obligation		1,465		3,018
Asset retirement expenditures		3,419		-
Unrealized foreign exchange (gain) loss		(130,796)		1,600
		(1,419,323)		(890,608)
Net changes in operating balances:
Accounts receivable		(60,691)		(115,201)
Prepaid expenses and deposits		16,946		106,031
Accounts payable and accrued liabilities		44,378		(40,919)
		(1,418,690)		(940,697)

CASH FLOWS TO INVESTING ACTIVITIES
Purchase of property and equipment		(5,736)		(317,066)
Mineral property recoveries		375,000		-
Mineral property expenditures		(3,179,466)		(4,933,719)
		(2,810,202)		(5,250,785)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital		-		427,085
Deferred reorganization costs		-		(100,503)
		-		326,582
Change in cash and cash equivalents for period		(4,228,892)		(5,864,900)
Cash and cash equivalents, beginning of period		12,666,749		32,413,085
Cash and cash equivalents, end of period		8,437,857		26,548,185

NON-CASH TRANSACTIONS (note 9)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the “Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties. On May 6, 2008 the Company changed its name from Tournigan Gold Corporation. In March 2008 the Company continued its incorporation into the Province of British Columbia from the Yukon.

The Company has not generated revenues from operations. These unaudited interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing. Although the Company presently has sufficient financial resources to undertake its currently planned exploration programs the capital expenditures required to achieve planned principal operations are substantial. The Company will be required to seek additional financing and while the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s consolidated financial statements for the year ended September 30, 2008 (the “Annual Financial Statements”). These interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2009. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

Recent Accounting Pronouncement

Newly adopted

Effective October 1, 2008 the Company adopted amended Section 1400, General Standards of Financial Statement Presentation. This section includes requirements to assess and disclose the Company’s ability to continue as a going concern. It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. (see note 1)

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

Future

In 2006, the Accounting Standards Board (“AcSB”) announced that the accounting standards in Canada are to be converged with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the use of IFRS will be required by January 1, 2011 with appropriate comparative data from the prior year. Accordingly the Company will be required to present its financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. The impact of these new standards on the Company’s financial statements is currently being evaluated by management but the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. MARKETABLE SECURITIES

	December 31,	September 30,
	2008	2008
	$	$

Condor Resources PLC	24,339	25,660
Nanika Resources Inc. (formerly New Cantech Ventures Inc.)	1,500	4,000
	25,839	29,660

4. MINERAL PROPERTIES
	Three months ended December 31, 2008
	Uranium		Gold
	Slovakia	Slovakia	Slovakia	Northern	Total
	Kuriskova	Other	Kremnica	Ireland
	$	$	$	$	$
Balance, September 30, 2008	11,565,011	3,459,607	11,986,844	11,308,093	38,319,555
					-
Acquisition costs	-	-	-	-	-
					-
Option receipts	-	-	-	(375,000)	(375,000)
					-
Exploration and development					-
Licenses and permits	212	53	849	-	1,114
Mapping and surveing	425	265	106	-	796
Drilling and assays	1,932,051	184,753	92,005	106,118	2,314,927
Personnel, administration and travel	214,218	70,344	121,226	117,500	523,288
Stock-based compensation	25,917	-	2,604	-	28,521
Socio-environmental studies	49,852	53	11,680	-	61,585
Studies and evaluations	-	1	22,829	-	22,830
	2,222,675	255,469	251,299	223,618	2,953,061

Asset retirement obligation cost	-	-	3,398	-	3,398
					-
Total costs incurred	2,222,675	255,469	254,697	(151,382)	2,581,459
					-
Balance, December 31, 2008	13,787,686	3,715,076	12,241,541	11,156,711	40,901,014

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

4. MINERAL PROPERTIES (continued)

Northern Ireland - Dalradian Gold Limited (“Dalradian Gold”) Earn-In Option Agreement – On December 22, 2008 the Company executed a binding earn-in option agreement with C3 Resources, Inc. (“C3 Resources”). Under the terms of the option agreement, C3 Resources can purchase up to 90% of the shares of Dalradian Gold from the Company at a total cost of $9,250,000 and in addition, C3 Resources must fund 100% of the project expenditures until the completion of a bankable feasibility study on the following schedule:

(a)        $1,000,000 paid as follows: $375,000 (received in October 2008), $450,000 to be paid on receipt of approval for the transaction from the TSX Venture Exchange (received in January 2009), and a further $175,000 which is payable on or before March 31, 2009;

(b)        $3,250,000 upon the completion of an updated NI 43-101 compliant resource estimation, on or before December 31, 2010 (the “First Earn-In”);

(c)        $1,750,000 upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011 (the “Second Earn-In”); and,

(d)        $3,250,000 upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the “Third Earn-In”).

Upon completion of the First Earn-In, the Company will transfer an equity interest of 51% in Dalradian Gold to C3 Resources, and the Company and C3 Resources will enter into joint-venture agreement. C3 Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest) and to subsequently continue to solely fund the activities required to complete the Third Earn-In (90% interest).

If C3 Resources has paid Tournigan a total of $8,250,000 pursuant to the First, Second and Third Earn-Ins, and C3 Resources will be deemed to have satisfied and exercised the Third Earn-In and will be entitled to an additional 23% equity interest in Dalradian, resulting in an aggregate 90% equity interest in Dalradian Gold. Tournigan may then either participate in the joint venture by sharing expenditures with C3 Resources on a pro rata basis, or convert its 10% interest to a 5% net profits interest royalty with respect to precious metals production and a 1% net smelter return royalty with respect to base metals production.

If, after exercising the option to earn the First Earn-In (51% interest), C3 Resources chooses not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, then Tournigan and C3 Resources would participate in Dalradian Gold on a pro rata basis pursuant to the joint-venture agreement.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

5. PROPERTY AND EQUIPMENT
		December 31, 2008						September 30, 2008
				Accumulated		Net Book				Accumulated		Net Book
		Cost		Amortization		Value		Cost		Amortization		Value
	$		$		$		$		$		$
Land		47,833		-		47,833		47,833		–		47,833
Buildings		354,873		90,542		264,331		354,873		87,573		267,300
Computer and electronic equipment		112,047		53,549		58,498		116,005		47,427		68,578
Vehicles		172,431		131,643		40,788		172,431		124,955		47,476
Office and field equipment		376,314		129,301		247,013		370,578		114,049		256,529
Software		150,168		65,936		84,232		150,168		56,710		93,458
Leasehold improvements		120,554		33,408		87,146		120,554		18,809		101,745
		1,334,220		504,379		829,841		1,332,442		449,523		882,919

6. FINANCIAL INSTRUMENTS

a) Disclosures

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, deposits, restricted deposits and accounts payable and accrued liabilities.

The fair values of cash and cash equivalents, accounts receivable, deposits, restricted deposits and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are recorded at quoted market prices.

b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $901,006 of value added taxes receivable from government agencies. Restricted deposits of US $930,000 are with US banks and are fully insured by the US Federal Deposit Insurance Corporation (“FDIC”). The Company expects to dispose of its restricted deposits in the first calendar quarter of 2009 and receive the Reclamation Receivable as consideration (Note 12).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in business bank accounts which are available on demand.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

6. FINANCIAL INSTRUMENTS (continued)

Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. The significant market risk exposures to which the Company is exposed are foreign currency, interest and equity price risk. Since the Company has not developed producing mineral interest, it is not exposed to commodity price risk at this time.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars.

As at December 31, 2008, the Company’s significant exposures to foreign currency risk, based on balance sheet values, were to the Slovakian Koruna and the US Dollar.

	SKK	US $

Cash	12,023,000	11,371
Account receivable	15,553,000	4,465
Prepaid expenses and deposits	1,159,000	-
Restricted deposits		930,000
Account payable and accrued liabilities	(15,970,000)	(85,904)
Asset retirement obligations	(1,835,000)	(52,000)

Net assets	10,930,000	807,932

The following sensitivity analyses assume all other variables remain constant and are based on the above net exposures. A 10% appreciation or depreciation of the Slovakian Koruna vis-à-vis the Canadian Dollar would result in a $58,000 increase or decrease, respectively, in net income and shareholders’ equity. A 10% appreciation or depreciation of the US Dollar vis-à-vis the Canadian Dollar would result in a $99,000 decrease or increase, respectively, in net income and shareholders’ equity.

Interest rate risk - The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Equity price risk - The Company’s marketable securities are equity instruments whose carrying values change with general market and company-specific conditions. The Company does not actively trade in marketable securities.

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

7. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

	3 months ended
	December 31, 2008
	Number of		Amount	Contributed
	shares	$		Surplus $
Balance, beginning of period	122,697,859		108,370,841	9,031,777
Stock-based compensation	-		-	97,791
Balance, end of period	122,697,859		108,370,841	9,129,568

Escrow shares - There were 9,375 common shares held in escrow for all periods presented. The Company will request cancellation of the escrow agreement and return the shares to its treasury.

Warrants – As at September 30, 2008 and December 31, 2008 there were no share purchase warrants outstanding.

Options – The Company has a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

A summary of the changes to the Company's stock options is presented below:

	Options	Weighted Average Exercise Price $
Outstanding, September 30, 2008	9,005,834	1.67
Granted	250,000	0.22
Forfeited	(1,623,201)	2.46
Outstanding, December 31, 2008	7,632,633	1.46

As at December 31, 2008 the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$	#	(yrs)	$	#	$
0.22 to 0.99	2,330,000	3.19	0.63	930,000	0.45
1.00 to 1.99	4,227,633	2.88	1.47	3,291,784	1.56
2.00 to 2.99	430,000	3.2	2.90	297,000	2.87
3.00 to 3.99	645,000	3.36	3.44	431,669	3.44
	7,632,633	3.04	1.46	4,950,453	1.60

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

7. SHARE CAPITAL (continued)

As at December 31, 2008, the intrinsic value of unexercised options was nil.

Shareholders’ rights plan

The directors of the Company approved the adoption of a shareholder rights plan, dated January 29, 2008, (the “Rights Plan”) which was ratified by the Company’s shareholders on March 14, 2008. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The Rights Plan expires on March 14, 2009. The directors of the Company approved the continuation of the Rights Plan at a meeting on January 26, 2009 and ratification from the shareholders will be requested at the next shareholder meeting.

8. STOCK-BASED COMPENSATION

Fair Value of Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted-average assumptions were used to estimate grant date fair values in the three months ended December 31, 2008.

	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,
	2008	2007
Employees and Directors

Expected stock price volatility	99.7%	89%
Expected life of options	3 years	2 years
Risk free interest rate	2.2%	3.84%
Expected dividend yield	0%	0%
Weighted average per share grant date fair value of options granted in period	$0.12	$0.66

Presentation
	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,
	2008	2007
Employees and directors	$97,391	$377,319
Non-employees	400	-
Total stock-based compensation cost	97,791	377,319
Less: capitalized to exploration properties	(28,521)	(68,729)

Stock-based compensation expense	$69,270	$308,590

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

9. NON-CASH TRANSACTIONS

	Three months ended
	December 31,	December 31,
	2008	2007
	$	$
Stock-based compensation capitalized to mineral properties	28,521	68,729
Amortization capitalized to mineral properties	37,194	15,046
Accounts receivable capitalized to mineral properties	(314,199)	-
Prepaid expenses capitalized to mineral properties	10,939	-
Accounts payable and accrued liabilities capitalized to mineral properties	14,538	-

10. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions

	Three months ended
	December 31,	December 31,
	2008	2007
	$	$

Cost reimbursements from companies with common directors and/or officers	-	310,031
Legal fees to a law firm in which a director is a partner	-	28,000
Geological consulting fees paid to a company with common directors	-	29,299
Consulting fees to companies controlled by officers	4,250	-

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

b) Balances

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

	December 31,	September 30,
	2008	2008
	$	$

Due to related parties	4,250	31,863

TOURNIGAN ENERGY LTD. (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended December 31, 2008
(expressed in Canadian dollars) (unaudited)

11. SEGMENTED INFORMATION

The Company operates in one business segment, the mineral exploration and development industry. Enterprise-wide information about geographic areas is as follows:

		December 31,	September 30,
		2008	2008
		$	$
a)	Mineral properties
	Slovakia	29,754,303	27,011,462
	Northern Ireland	11,156,711	11,308,093
		40,901,014	38,319,555
b)	Property and equipment
	Foreign	513,494	531,592
	Canada	316,347	351,327
		829,841	882,919

12. SUBSEQUENT EVENTS

a)

Vancouver office closure – In January 2009 the Company closed its Vancouver head office and terminated five Vancouver-based head office employees. Severance costs of $366,625 were recorded as an accrued liability at December 31, 2008 and were paid in January 2009. The Company is actively seeking to sub-lease or assign its head office operating lease.

b)	Stock options - Subsequent to year end, the Company granted 300,000 stock options and 404,899 stock options were forfeited upon termination of employment and consulting contracts.

c)

Disposal of Tournigan USA Inc. (“TUSA”) – On February 27, 2009 the Company completed the sale of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will secure the release of TUSA’s reclamation bonds and reimburse the Company the amount of US$930,000 less any applicable reclamation costs (the “Reclamation Receivable”). The Reclamation Receivable is expected to be in the amount of approximately US$875,000. Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V has approved this related party transaction. As at December 31, 2008, TUSA’s carrying values in the Company’s consolidated financial statements were as follows:

	$
Working capital		(85,805)
Restricted deposits		1,138,878
Asset retirement obligations		(63,679)
		989,394